UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, Colorado 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report dated June 9, 2005

DESCRIPTION:	Queenstake Reports on its Annual General Meeting and Announces Additions to its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	June 9, 2005	By	“Dorian (Dusty) Nicol”
(Signature)

Dorian (Dusty) Nicol, President & CEO

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.                                      Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202 USA

2.                                      Date of Material Change

June 3, 2005

3.                                      News Release

The date and place(s) of issuance of the news release are as follows:

June 3, 2005

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.                                      Summary of Material Change(s)

Queenstake Resources Ltd. (the “Company”) has reached an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which the Underwriters will purchase 21,428,600 common shares of the Company (the “Shares”) at Cdn$0.28 per common share (the “Issue Price”) on an underwritten basis for distribution to the public in Canada and distribution via private placement in the United States (the “Offering”).  The Company will file a short form prospectus to qualify the Offering in Canada.

5.                                      Full Description of Material Change

The Company has reached an agreement with the Underwriters, pursuant to which the Underwriters have agreed to purchase the Shares on an underwritten basis, at the Issue Price, for gross proceeds to the Company of Cdn$6,000,008.  The Underwriters have the option (the “Underwriters’ Option”) to purchase an additional 14,285,700 common shares of the Company (the “Additional Shares”) at the Issue Price at any time prior to the closing date for additional gross proceeds of Cdn$3,999,996.  The Company has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable no later than 30 days after the closing of the Offering, to purchase up to an additional 5,357,145 common shares of the Company (the “Over-Allotment Shares”) at the Issue Price solely to cover over-allotments, if any, and for market stabilization purposes.  If the Over-Allotment Option is fully exercised, the Company will receive additional gross proceeds of Cdn$1,500,000.

The Company will pay a 4% cash commission to the Underwriters from the gross proceeds realized on the sale of the Shares, the Additional Shares and any Over-Allotment Shares.

Net proceeds will be used to accelerate underground development and for exploration at the 100% owned Jerritt Canyon mine.

The Company will file a short form prospectus with the securities regulatory authorities in British Columbia, Alberta, Ontario, Manitoba, Nova Scotia and Saskatchewan to qualify the distribution of the Shares, Additional Shares, Over-Allotment Shares, Underwriters’ Option and Over-Allotment Option.  The Offering is expected to close on or about June 22, 2005, and is subject to certain conditions, including, but not limited to, the receipt of all necessary regulatory approvals.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.                                      Omitted Information

Not Applicable

8.                                      Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Eric Edwards, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
Phone:  (303) 297-1557 (ext. 106)

9.                                      Date of Report

June 9, 2005